July 29, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Calvert SAGE Fund 333-152031 and 811-22212

Ladies and Gentlemen:

     As counsel to Calvert Group, Ltd., it is my opinion that the securities being registered by this Post-effective Amendment No. 9 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert SAGE Fund (the "Trust"), including its Declaration of Trust, its By-laws, other original or Photostat copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion.

     Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 9 to its Registration Statement.

Sincerely,

/s/Lancelot A. King

Lancelot A. King
Associate General Counsel